FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc. (the “Company”) Suite 1800 – 1500 West Georgia Street Vancouver BC V6G 2Z6

Item 2.	Date of Material Change:

The material change was announced on July 2, 2007.

Item 3.	News Release: A news release announcing the material change was issued on July 2, 2007 for Canadian and U.S. distribution through PrimeNewswire.

Item 4.	Summary of Material Change:

Mr. Peter Buckley, a director of the Company since 1997, retired as a director, effective June 26, 2007.

Item 5.	Full Description of Material Change:

See attached news release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:

Ralph D. McRae, Chief Executive Officer (604) 685-5200 (Ext. 238)

Item 9.	Date of Report:

July 2, 2007